

October 16, 2013

<u>Via E-Mail</u>
Matthew A. Worden, Esq.
Cadwalader, Wickersham & Taft LLP
2301 China Central Place
Tower 2 No. 79 Jianguo Road
Beijing 100025, China

      RE: Sino Gas International Holdings, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed on October 10, 2013
             File No. 000-51364

Dear Mr. Worden:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clearly mark the proxy statement and proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

2.   Please complete the blanks in your document.

3.   We note that one of the purposes of the meeting is to "transact such other business as may properly come before the Annual Meeting or any reconvened meeting after an adjournment or postponement of the Annual Meeting." We also note the disclosure in the form of proxy that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the

Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise the disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

May I change my vote after I have voted?, page 5

4.   Please tell us how the second paragraph, particularly the last clause in that paragraph, is consistent with Rule 14a-4(d).

Who is paying the cost of this proxy solicitation?, page 5

5.   We note that you may solicit proxies by telephone and personal conversation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

6.   We note that you may incur additional solicitation costs for a proxy solicitor and outside counsel, among other potential expenses. Please confirm that you will include the disclosure required by Item 4(b)(3) of Schedule 14A, to the extent applicable.

Directors and Executive Officers, page 7

7.   Please advise why the Company did not hold its 2012 annual meeting.

8.   Please revise to clarify the dates of the business experience listed for Mr. Adler and Ms. Lin.

Common Stock Ownership of Certain Beneficial Owners and Management, page 12

9.   Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares beneficially owned by Lead Fame International Limited. Please also tell us why this table does not include Sino Fortress Group or Xianling Zong, given the Schedule 13D filed November 9, 2012.

Report of the Audit Committee, page 16

10.   Please tell us the reason for the asterisked disclosure at the bottom of this page, considering that Ms. Li has served as director since 2011 and this report relates to your 2012 fiscal year.

Matthew A. Worden, Esq.
Sino Gas International, Inc.
October 16, 2013
Page 3

Proposal 1: Election of Directors, page 18

11.   Please revise your disclosure to explain why you believe electing your nominees would be "in the best interests" of your security holders.

Appendix A

12.   Please revise the heading of and first paragraph in this section to remove the statements that the individuals named therein "may be deemed" participants in the solicitation. As you know, the term "participant" is defined in Instruction 3 to Item 4 of Schedule 14A.

13.   We note the numerous knowledge qualifiers. With a view toward revised disclosure, please tell us what steps you took to determine the existence of the matters to which you say are to "the best of our knowledge."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Adviser
                                        Office of Mergers & Acquisitions